# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Landsea Homes Corporation, CIK 0001721386
CUSIP: 51509P103
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1717 McKinney Avenue, Suite 1000, Dallas, Texas (TX), 75202
Date of event which requires filing of this statement: 12/10/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001069157-24-000136
Filed by CIK 0001069157

## Reporting persons
- East West Bancorp, Inc.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- East West Bank: type of reporting person: bank (BK); citizenship or place of organization: California (CA); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Landsea Homes Corporation
Address of issuer's principal executive offices: 1717 McKinney Avenue, Suite 1000, Dallas, TX, 75202

## Item 2. Person Filing
Name of person filing: East West Bancorp, Inc., on behalf of itself and its wholly owned banking subsidiary, East West Bank
Address of principal business office or, if none, residence: 135 N. Los Robles Ave., 7th Fl, Pasadena, CA 91101
Citizenship:
East West Bancorp, Inc. is a Delaware corporation.
East West Bank is a California state banking corporation.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: bank (BK), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 0 shares of Common Stock
Percent of class: 0
Sole power to vote or to direct the vote: None
Shared power to vote or to direct the vote: None
Sole power to dispose or to direct the disposition: None
Shared power to dispose or to direct the disposition: None

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: This statement on Schedule 13G/A is being filed by East West Bancorp, Inc. on behalf of itself and its wholly owned subsidiary East West Bank.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Not applicable.

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- East West Bancorp, Inc.: East West Bancorp, Inc., Douglas Krause / Vice Chairman & Chief Corporate Officer (12/13/2024)
- East West Bank: East West Bank, Douglas Krause / Vice Chairman & Chief Corporate Officer (12/13/2024)